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                             March 6, 2023

       Oleg Bilinski
       Chief Executive Officer
       Mag Magna Corp.
       325 W Washington St., Ste 2877
       San Diego, CA 92103

                                                        Re: Mag Magna Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 21,
2023
                                                            File No. 333-268561

       Dear Oleg Bilinski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2023 letter.

       Amendment 2 to Form S-1 Filed on February 21, 2023

       Prospectus Summary , page 5

   1. We note your response to our prior comment 2; however, it remains unclear whether regulatory approval is
required for your components at this stage and what steps need to be undertaken before
distribution, marketing and sales of CHASIS and MAGA may
                                                        commence. Please revise
your disclosure in both the Summary and Business sections to set out the regulatory
regime applicable to your current products so investors may
                                                        understand how proceeds
of the offering will be used and what steps remain prior to
                                                        commercialization and
revenue generation. In this regard, we note your Use of Proceeds disclosure reflects
marketing and sales if 50% or more of the offered shares are sold, implying that no
regulatory approvals are required at this stage. However, we also note
 Oleg Bilinski
FirstName
Mag MagnaLastNameOleg Bilinski
             Corp.
Comapany
March      NameMag Magna Corp.
       6, 2023
March2 6, 2023 Page 2
Page
FirstName LastName
         your statement on page 32 that the formula developed by Ipax LLC is designed as a feed additive and "might be a subject of regulation by FDA in the section 'Animal
         & Veterinary' as animal food & feeds." To the exent you have not determined whether your components are regulated by the FDA, please so state and include risk factor disclosure regarding the implications of selling your components prior to receiving the necessary approvals.
2. We note your response to our prior comment 3, including your revised disclosure on page
         6 regarding the registration certificates and Exhibits 99.6 and 99.7. Please revise your disclosure to include the correct exhibit numbers. Moreover, please explain how the claims contained therein were substantiated. Please also disclose within the prospectus the basis for the claims made.
3. We note your response to our prior comment 4. Please expand your disclosure in the prospectus to include the substance of this response and include disclosure of any preclinical and/or clinical studies conducted by IPAX to date.
Risk Factors , page 8

4.       Please remove our prior comment 6 from your disclosure on page 14.
5. We note your response to our prior comment 7 and we reissue the comment. Please revise your disclosure to explain the consequences of not complying with the reporting obligations applicable to the company after the registration statement is declared effective, including those obligations arising under the Securities Exchange Act of 1934.
Capitalization, page 25

6. Please revise the total capitalization amount in the table to account for the loan payable from related parties.
Dilution, page 26

7. We note your response to comment 8. It is still unclear from your response how you calculated the $(3,629) of post offering net tangible book value as of October 31, 2022.
         Based upon your reported historical net tangible book value of $(11,629) as of October
         31, 2022 and net offering proceeds of $17,000 at the 25% of shares sold from the maximum offering available, your post offering net tangible book value appears to be
         $5,371 at the 25% scenario. In this regard, please apply this methodology to the other scenarios presented as well or advise.
Item 17. Undertakings, page 58

8. We note your response to our prior comment 10 and we reissue the comment in part.
         Please clarify whether you believe Rule 415 applies to this offering, providing a detailed analysis in your response. In this regard we note that the Rule 415 box is not checked on the cover page of the filing but you have now included the undertakings required by Rule
 Oleg Bilinski
Mag Magna Corp.
March 6, 2023
Page 3
      415(a)(3).
Financial Statements
Statements of Changes in Stockholders Equity (Deficit)
For the Period from September 20, 2021 to April 30, 2022, page F-4

9. Please remove the reference to July 31, 2022 period in the header to the audited
      Statements of Changes in Stockholders' Equity (Deficit) as this period is not presented in the financial statements nor was this period opined on by your auditors. Statement of Cash Flows
For the Period Ended October 31, 2022, page F-5

10. We noted that you provided interim information for the three months ended October 31,
      2022. Please revise to provide your statement of cash flows for the interim period up to the date of the balance sheet, which would be the six months ended October 31, 2022.
      Refer to Rule 8-03 of Regulation S-X.
       You may contact Tara Harkins at 202-551-3627 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameOleg Bilinski
                                                           Division of
Corporation Finance
Comapany NameMag Magna Corp.
                                                           Office of Life
Sciences
March 6, 2023 Page 3
cc:       Roger D. Linn
FirstName LastName